SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BladeLogic, Inc.
(Name of Subject Company (Issuer))

Bengal Acquisition Corporation
BMC Software, Inc.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	09265M102
(Titles of classes of securities)	(CUSIP number of class of securities)
Denise M. Clolery
Senior Vice President, General Counsel & Secretary
BMC Software, Inc.
2101 CityWest Boulevard
Houston, Texas 77042-2827
(713) 918-8800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Peter F. Kerman
Luke J. Bergstrom
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Tel: (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$831,423,880.00	$32,674.96

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 29,693,710 shares of common stock, par value $0.001 per share, of BladeLogic at a purchase price of $28.00 per share. Such number of shares consists of (i) 27,985,733 shares of common stock issued and outstanding as of March 16, 2008, and (ii) 1,707,977 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire BladeLogic shares.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,674.96	Filing Party: BMC Software, Inc. and Bengal Acquisition Corporation
Form or Registration No. Schedule TO	Date Filed: March 21, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INDEX TO EXHIBITS
EXHIBIT 99.(a)(1)(J)

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2008, by Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BladeLogic, Inc., a Delaware corporation (“BladeLogic”), at a purchase price of $28.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11 of the Schedule TO is hereby amended and supplemented as follows:
     “The Offer expired at 12:00 midnight, Boston, Massachusetts time, on April 17, 2008. The Purchaser has been advised by the Depositary that 27,368,539 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 96.7% of the Shares outstanding as of April 17, 2008. Following the expiration of the Offer, the Purchaser accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including certain Shares tendered to the Depositary pursuant to the Offer’s guaranteed delivery procedure) according to the terms of the Offer, and the Purchaser will promptly pay for such Shares.
     BMC intends to complete the acquisition of BladeLogic through the merger of the Purchaser with and into BladeLogic as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of BladeLogic. Pursuant to the terms of the Merger Agreement, all remaining publicly held Shares (other than Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $28.00 per share, net to the holder in cash, without interest, in the merger.
     On April 18, 2008, BMC issued a press release announcing the expiration of the Offer. The press release is contained in Exhibit (a)(1)(J) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.”
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is amended and supplemented by adding the following:
     “(a)(1)(J) Press Release issued on April 18, 2008.”

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bengal Acquisition Corporation
By:	/s/ Christopher C. Chaffin
	Name:	Christopher C. Chaffin
	Title:	Secretary

BMC Software, Inc.
By:	/s/ Christopher C. Chaffin
	Name:	Christopher C. Chaffin
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Date: April 18, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of March 21, 2008.*+

(a)(1)(B)	Letter of Transmittal.*+

(a)(1)(C)	Notice of Guaranteed Delivery.*+

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*+

(a)(1)(F)	Press Release issued by BMC on March 17, 2008. (1)

(a)(1)(G)	Press Release issued on March 21, 2008.*

(a)(1)(H)	Summary Advertisement published on March 21, 2008.*

(a)(1)(I)	Press Release issued on March 31, 2008. (3)

(a)(1)(J)	Press Release issued on April 18, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2008, among BMC, the Purchaser and BladeLogic.* (2)

(d)(2)	Form of Tender and Support Agreement, dated as of March 17, 2008, among BMC, the Purchaser, and each of Steven C. Walske, Myriad Investments, LLC, John J. Gavin, Peter Gyenes, R. David Tabors, Battery Ventures VI, L.P., Battery Investment Partners VI, LLC, John McMahon, Edwin J. Gillis, Robert P. Goodman, Bessemer Venture Partners V L.P., Bessec Ventures V L.P., BVE 2001 LLC, BVE 2001 (Q) LLC, BIP 2001 L.P., Mark Terbeek, MK Capital SBIC, L.P., MK Capital, L.P., MK BladeLogic, LLC, Vijay Manwani and Dev Ittycheria and, dated as of April 10, 2008 among BMC, the Purchaser and certain beneficial owners of Bessemer Venture Partners V L.P.*

(d)(3)	Mutual Nondisclosure Agreement, dated as of March 2, 2008, by and between BladeLogic and BMC.*

(d)(4)	Employment Agreement, dated April 11, 2008, by and between BMC and Dev Ittycheria. (4)

(d)(5)	Offer Letter, dated April 11, 2008, by and between BMC and Vijay Manwani. (4)

(d)(6)	Offer Letter, dated April 11, 2008, by and between BMC and John McMahon. (4)

*	Previously filed as exhibits to the Schedule TO on March 21, 2008.

+	Previously mailed to the holders and beneficial owners of the Shares, commenced as of March 21, 2008 and completed as of March 24, 2008.

(1)	incorporated by reference to the Schedule TO-C filed by BMC with the SEC on March 18, 2008.

(2)	incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BladeLogic with the SEC on March 18, 2008.

(3)	incorporated by reference to the Schedule TO-T Amendment No. 1 filed by BMC with the SEC on March 31, 2008.

(4)	incorporated by reference to the Schedule TO-T Amendment No. 2 filed by BMC with the SEC on April 11, 2008.